Exhibit (a)(2)

WHITESTONE REIT 2600 South Gessner, Suite 500 w Houston, Texas 77063 w Phone: 713.827.9595 w Fax: 713.465.88472600

May 8, 2009

Dear Whitestone REIT Shareholder:

I am writing to you on behalf of the Board of Trustees of Whitestone REIT (“Whitestone”).

As you may now be aware, a group of entities associated with or controlled by MacKenzie Patterson Fuller, LP (collectively, “MPF”) has made an unsolicited tender offer (the “Offer”) to you and your fellow shareholders to purchase up to 400,000 shares of Whitestone common shares of beneficial interest (the “Common Shares”). MPF is offering you and your fellow shareholders a price of $2.50 per share (the “Offer Price”), less the amount of any dividends declared or paid between April 27, 2009 and May 29, 2009. You may have recently received materials from MPF (the “MPF Offer Materials”) about its Offer and may also have seen that information on a Schedule TO filed by MPF with the Securities and Exchange Commission (the “SEC”) on April 27, 2009 and on Amendment No. 1 to Schedule TO filed by MPF on April 28, 2009.

Whitestone is required by rules of the SEC to inform you of its position, if any, with respect to the Offer.

WHITESTONE HAS DECIDED TO REMAIN NEUTRAL AS TO THE OFFER AND IS EXPRESSING NO OPINION AS TO WHETHER YOU SHOULD ACCEPT OR REJECT THE OFFER.  HOWEVER, WHITESTONE BELIEVES THAT YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING INFORMATION IN MAKING YOUR DECISION ON WHETHER OR NOT TO ACCEPT THE OFFER:

(1)
In December 2008, the Whitestone management team undertook to estimate the current fair value of Whitestone Common Shares, taking into account several internal and external data analysis approaches, and concluded that the estimated fair value of the Common Shares, as of December 31, 2008, was $5.15 per share.  After the management team made its own determination of the price, the independent trustees hired Western Reserve Partners LLC, a third-party investment banking firm, to review management’s valuation methodologies.  Western Reserve LLC found management’s valuation methodologies to be commercially reasonable methods to determine the value of Whitestone’s Common Shares. MPF’s price, as adjusted for dividends as described below, represents a price 52.2% less that the value per share that management determined just over 90 days prior to MPF’s Offer.

Shareholders of Whitestone REIT
May 8, 2009

(2)
MPF notes in the MPF Offer Materials that they are making this offer with the “intention of making a profit” and notes that they are “motivated to establish the lowest price which might be acceptable” to you.  MPF states in the Offer Materials that it estimates the liquidation value of the Common Shares to be approximately $5.88 per share; however, MPF’s Offer Price, as adjusted for dividends as described below, is 58.2% less than the value MPF itself determined the Commons Shares to have.

(3)
MPF’s Offer Price is actually lower than $2.50 per share. According to the Schedule TO filed by MPF, the $2.50 price will be reduced by the amount of dividends declared or made by Whitestone between April 27, 2009 and May 29, 2009 (or such other date to which the Offer may be extended by MPF).  As you know, Whitestone has historically paid a monthly cash dividend, and on May 1, 2009, we paid a previously approved dividend of $0.0375 per share. If the offer is extended past May 29, 2009, the adjusted price per share offered by MPF for your shares would be less than $2.46.

(4)
The Offer is for a maximum of 400,000 Common Shares, which represents approximately 3.9% of the total outstanding Common Shares. While the MPF Offer Materials state a different percentage, you should be aware that the percentage cited is based on an incorrect number of shares outstanding and was corrected by MPF in Amendment No. 1 to Schedule TO, filed by MPF on April 28, 2009.  However, the remaining MPF Offer Materials were not corrected in the amendment.  Assuming that 400,000 Common Shares are tendered to MPF, MPF and its affiliates would become Whitestone’s largest shareholder group and voting block, owning 6.7% of the outstanding Common Shares.  Such a concentration of ownership may influence future business decisions.

(5)
The MPF Offer Materials include statements regarding MPF’s ability to pay for all shares tendered pursuant to the Offer. Detailed financial information relating to the MPF bidders is not publicly available, and Whitestone cannot therefore verify the ability of MPF to fund the Offer.

(6)
As disclosed in the MPF Offer Materials, MPF has engaged a depositary for the Offer that is an affiliate of MPF. As a result, there is no independent third party holding funds of MPF for payment of the Offer Price that can independently verify that such funds are available for payment, and if you tender any of your Common Shares, MPF may have access to those shares before all conditions to the Offer have been satisfied and you have been paid.

(7)	According to the MPF Offer Materials, MPF may extend the offer and delay payment beyond the currently scheduled expiration date of May 29, 2009, as well as amend the offer, including the price.

Shareholders of Whitestone REIT
May 8, 2009

You are urged to carefully read all the materials sent to you by MPF, and to carefully consider all aspects of the Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances including your tolerance for risk and need for liquidity, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences, and (v) any other factors you determine are relevant to your decision. We also urge you to consult your financial advisor prior to tendering your Common Shares.

Please note that any tendering of your Common Shares is voluntary and you are not required to respond to MPF if you do not plan on accepting the terms of the Offer. If you have already tendered your Common Shares to MPF, you still have the right to withdraw them by providing written notice to MPF prior to the expiration of the Offer.  According to the MPF Offer Materials, the Offer will expire at 11:59 p.m., Pacific Time, on May 29, 2009.

Whitestone does not in any way endorse the Offer or the Offer Materials.  All of Whitestone’s executive officers and trustees have confirmed that they do not intend to tender their Common Shares.

On May 8, 2009, Whitestone filed a Schedule 14D-9 (the “14D-9”) with the SEC in response to the Offer.  The 14D-9 contains certain information about: (a) Whitestone; (b) MPF; (c) any actual or potential conflicts of interest; and (d) additional information regarding the Offer.  The 14D-9 is available on our web site: www.whitestonereit.com, under Investor Relations, SEC Filings, or at www.sec.gov.

If you have any questions regarding the foregoing, please do not hesitate to contact our investor relations department at (713) 827-9595 x 2221.

Sincerely yours,

/s/ James C. Mastandrea
James C. Mastandrea
Chairman and Chief Executive Officer

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